UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated November 2, 2009
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐         No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐         No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478 AND 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated October 2, 2009.

•	Press Release dated October 5, 2009.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: November 2, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge to Acquire Ontario Solar Project from First Solar
TORONTO, ONTARIO and TEMPE, ARIZONA — (October 2, 2009) — Enbridge Inc (TSX, NYSE: ENB) and First Solar, Inc. (NASDAQ: FSLR) announced today that they have entered into an agreement for Enbridge to acquire a 20 megawatt (MW) solar energy project that First Solar has developed and is constructing near Sarnia, Ontario.
“As society and governments increasingly accept green energy, we believe that solar energy represents meaningful opportunities for long-term growth,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge, Inc. “The Sarnia Solar Project is right in the sweet spot of Enbridge’s renewable energy strategy. It has risk and return characteristics which are fully consistent with Enbridge’s low-risk business model, and similar to our crude oil pipeline business. At the same time it represents a further step towards our corporate goal of a neutral environmental footprint.
“We’re pleased to work with First Solar, the global leader in solar energy, in the commercialization of this project,” Mr. Daniel continued. “In 2009, Enbridge’s investment in solar energy will be approximately C$100 million. We plan to continue to invest in further renewable energy investments which have similar risk and return characteristics, including potential additional investments in Ontario.”
The Sarnia Solar Project is expected to be completed by the end of 2009 and be the largest photovoltaic solar energy facility in operation in Canada and one of the largest in North America. At 20 MW, Enbridge expects the project will generate enough power to meet the needs about 3,200 homes and help to save the equivalent of approximately 6,600 tonnes of CO2 per year.
“Enbridge’s investment underscores the fact that large-scale solar photovoltaic power generation is becoming a reality,” said Bruce Sohn, President of First Solar. “This agreement is the first that realizes the value of the OptiSolar project development pipeline that we acquired in April. First Solar’s project development and engineering, procurement and construction capabilities have enabled us to complete over 65 per cent of the 20 MW project in less than three months.” First Solar did not recognize revenue from this project in the fiscal third quarter.

Under the terms of the agreement, First Solar is constructing the solar project under a fixed price engineering, procurement and construction contract, utilizing its thin film photovoltaic technology. First Solar’s advanced thin film technology has been deployed in over 1,000 MW of installations in the U.S. and Europe.
First Solar will also provide operations and maintenance services under a long-term contract. The power output of the facility will be sold to the Ontario Power Authority pursuant to a 20-year Power Purchase Agreement under the terms of the Ontario Government’s Renewable Energy Standard Offer Program. Subject to certain conditions, Enbridge may participate with First Solar in future solar energy projects at the Sarnia site.
The Sarnia project will complement Enbridge’s four existing wind energy projects which have a combined capacity of 260 megawatts. Enbridge’s share of the power generated by the wind facilities provides enough green energy to meet the equivalent of 35 per cent of the power requirements of the Company’s Canadian crude oil mainline. Enbridge also has interests in emissions-free hybrid fuel cell technology and waste heat recovery facilities.
“Enbridge is pleased to invest in infrastructure projects like the Sarnia Solar Project that are creating near term employment in Ontario, as well as advancing Ontario’s green energy policy objectives,” said Mr. Daniel. “Ontario’s Green Energy Act demonstrates the commitment of Ontario Premier Dalton McGuinty and the Honourable George Smitherman, Deputy Premier and Minister of Energy and Infrastructure to a diversified portfolio of green energy solutions and to encouraging investment in Ontario. We already own and operate the 190 MW Enbridge Ontario Wind Project in Bruce County, Ontario, the second largest in Canada, and we welcome the opportunity to help create additional environmentally preferred energy solutions and to support a diversified, interconnected and stable supply of green energy in Ontario.”
Sarnia Solar Energy at a glance:
Capacity peak: approx. 20,000 kilowatts
Module surface area: approx. 250,615 m2; approx. 337,200 thin film modules (First Solar)
Annual yield: around 30 million kWh (corresponding to the annual consumption of around 3,200 households)
CO2 saving: approx. 6,600 tonnes per year
About Enbridge
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
About First Solar
First Solar, Inc. (Nasdaq: FSLR) is changing the way the world is powered by creating truly sustainable solar energy solutions. First Solar manufactures solar modules with an advanced semiconductor technology and provides comprehensive PV system solutions. By constantly decreasing manufacturing costs, First Solar is creating an affordable and environmentally responsible alternative to fossil-fuel generation. First Solar set the benchmark for environmentally responsible product life cycle management by introducing the industry’s first prefunded, comprehensive collection and recycling program for solar modules. From raw material sourcing through end-of-life collection and recycling, First Solar is focused on creating cost-effective renewable energy solutions that protect and enhance the environment. For more information about First Solar, please visit www.firstsolar.com, or www.firstsolar.com/media to download photos.

For Enbridge Investors
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
For First Solar Investors
This release contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this release do not constitute guarantees of future performance. Those statements involve a number of factors that could cause actual results to differ materially, including risks associated with the company’s business involving the company’s products, their development and distribution, economic and competitive factors and the company’s key strategic relationships and other risks detailed in the company’s filings with the Securities and Exchange Commission. First Solar assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563 or Toll Free: 1-888-992-0997
Email: jennifer.varey@enbridge.com

or
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com
First Solar, Inc.
Media Contacts
United States:
Alan Bernheimer, 602-414-9361
media@firstsolar.com
Europe:
Brandon Mitchener, +49-6131-1443-399
media@firstsolar.com
Investor Contact
Larry Polizzotto
Phone: (602) 414-9315

NEWS RELEASE
Enbridge Announces Plan to Construct US $250 Million Crude Oil Pipeline in Ultra Deepwater Gulf of Mexico
HOUSTON and CALGARY, Alberta (October 5, 2009) — Enbridge Inc. (TSX: ENB) (NYSE:ENB) today announced it has entered into a Letter of Intent with Chevron USA, Inc., Statoil Gulf of Mexico LLC and Marubeni Oil & Gas (USA) Inc. to construct and operate an oil pipeline from the proposed Big Foot ultra deepwater development in the Gulf of Mexico. This proposed crude oil pipeline project is complementary to Enbridge’s previously announced plans to construct the Walker Ridge Gathering System, which will provide natural gas transportation for the proposed Chevron-operated Jack, St. Malo and Big Foot fields.
The estimated cost of the Big Foot Oil Pipeline, which will be located about 170 miles south of the coast of Louisiana, is approximately US $250 million. Combined with the Walker Ridge Gathering System project, the proposed oil pipeline would bring the total Enbridge investment for the projects to US $750 million.
“The Big Foot Oil Pipeline reinforces Enbridge’s presence as the leading pipeline services provider in the deepwater Gulf of Mexico region,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “We are particularly pleased with our expanding relationship with Chevron, one of the major operators in the region, and our growing oil pipeline business in the deepwater region, which has substantial production growth potential. Like the Walker Ridge Gathering System, the Big Foot Oil Pipeline will have investment risk and return characteristics comparable to Enbridge’s normal business model.”
Added Mr. Daniel, “The Big Foot Oil Pipeline and Walker Ridge Gathering System projects further complement Enbridge’s strong portfolio of commercially secured projects and support our expectation that we will be able to extend our 10% plus 2008-2013 average growth rate at a similar rate well beyond 2013.
“Enbridge has ample financial capacity to fund the equity component of the combined $750 million investment in these two offshore projects from internally generated cash flow and surplus balance sheet equity, as well as to accommodate additional opportunities which we have under development.”
The Big Foot Oil Pipeline will consist of approximately 40 miles of 20-inch diameter pipe at depths of up to 5,900 feet, and will have capacity to transport up to 100,000 barrels per day. Big Foot will deliver to a sub-sea connection on existing deepwater pipeline infrastructure.
Enbridge offshore pipelines transport about 40 percent of all deepwater Gulf of Mexico natural gas production and include joint venture interests in 12 transmission and gathering pipelines in six major pipeline corridors in Louisiana, Mississippi and Alabama offshore waters of the Gulf of Mexico. The system moves on average approximately 30 percent of the Gulf of Mexico natural gas production at a rate of 2.5 billion cubic feet per day.

Additionally, Enbridge operates — in Canada and the United States — the world’s longest liquid petroleum pipeline system, which delivers more than 2 million barrels per day of crude oil and liquids primarily from reserves in western Canada to refining centers in the Midwest and Ontario, Canada.
About Enbridge
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. — U.S.
Media
Terri Larson
Toll Free: 1-877-496-8142 (Enbridge U.S. news media hotline)
Email: usmedia@enbridge.com
or

Enbridge Inc. — Canada
Media	Investment Community
Jennifer Varey	Vern Yu
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com
Website: www.enbridge.com